UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

NN, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629337106

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,946,348
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,946,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,946,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.95%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		158,542
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

158,542
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

158,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		770,703
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

770,703
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

770,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.82%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,875,593
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,875,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,875,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.15%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,875,593
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,875,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,875,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.15%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,875,893
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,875,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,875,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.15%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,875,893
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,875,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,875,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.15%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,875,893
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,875,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,875,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.15%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 629337106

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends and restates the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II and Legion Partners XI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 2,946,348 Shares owned directly by Legion Partners I is approximately $32,499,058, including brokerage commissions. The aggregate purchase price of the 158,542 Shares owned directly by Legion Partners II is approximately $1,737,303, including brokerage commissions. The aggregate purchase price of the 770,703 Shares owned directly by Legion Partners XI is approximately $7,593,011, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,366,961 Shares outstanding as of August 2, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

A.	Legion Partners I
(a)	As of the close of business on October 3, 2019, Legion Partners I beneficially owned directly 2,946,348 Shares.

Percentage: Approximately 6.95%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,946,348
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,946,348

(c)	The transactions in the securities of the Issuer by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on October 3, 2019, Legion Partners II beneficially owned directly 158,542 Shares.

Percentage: Less than 1%

10

CUSIP NO. 629337106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 158,542
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 158,542

(c)	The transactions in the securities of the Issuer by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners XI
(a)	As of the close of business on October 3, 2019, Legion Partners XI beneficially owned directly 770,703 Shares.

Percentage: Approximately 1.82%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 770,703
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 770,703

(c)	Legion Partners XI has not entered into any transactions in the securities of the Issuer during the past sixty days.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,946,348 Shares beneficially owned directly by Legion Partners I, (ii) 158,542 Shares beneficially owned directly by Legion Partners II and (iii) 770,703 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.15%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,875,593
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,875,593

(c)	Legion Partners, LLC has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 2,946,348 Shares beneficially owned directly by Legion Partners I, (ii) 158,542 Shares beneficially owned directly by Legion Partners II and (iii) 770,703 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.15%

11

CUSIP NO. 629337106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,875,593
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,875,593

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	As of the close of business on October 3, 2019, Legion Partners Holdings beneficially owned 300 Shares directly. In addition, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 2,946,348 Shares beneficially owned directly by Legion Partners I, (ii) 158,542 Shares beneficially owned directly by Legion Partners II and (iii) 770,703 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.15%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,875,893
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,875,893

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,946,348 Shares beneficially owned directly by Legion Partners I, (ii) 158,542 Shares beneficially owned directly by Legion Partners II, (iii) 770,703 Shares beneficially owned directly by Legion Partners XI and (iv) 300 Shares beneficially owned directly by Legion Partners Holdings.

Percentage: Approximately 9.15%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,875,893
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,875,893

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

12

CUSIP NO. 629337106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2019

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XI

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

13

CUSIP NO. 629337106

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

14

CUSIP NO. 629337106

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Date of Purchase	Amount of Securities Purchased	Price ($)

Legion Partners, L.P. I

Purchase of Common Stock	9/24/2019	93,546	7.0662
Purchase of Common Stock	9/26/2019	26,050	7.1000
Purchase of Common Stock	9/30/2019	20,702	7.0936
Purchase of Common Stock	10/01/2019	156,116	7.0443
Purchase of Common Stock	10/02/2019	59,500	6.7428

Legion Partners, L.P. II

Purchase of Common Stock	9/24/2019	1,046	7.0662
Purchase of Common Stock	9/26/2019	291	7.1000
Purchase of Common Stock	9/30/2019	231	7.0936